

August 22, 2018

Jonathan Bonnette
Chief Executive Officer
Grow Condos, Inc.
722 W. Dutton Road
Eagle Pointe, Oregon 97524

> **Re: Grow Condos, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 13, 2018**
> **File No. 000-53548**

Dear Mr. Bonnette:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Voting Securities and Principal Holders Thereof, page 2

1. We note your disclosure that stockholders representing approximately 56% of your outstanding shares of voting stock executed and delivered a written consent authorizing the corporate actions to be taken. However, that ownership percentage does not comport with your beneficial ownership table, and it is not clear how you determined that the requisite voting power to approve the actions was satisfied. Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the stockholders or group of stockholders whose consent you solicited. Disclose the percentage of votes that each represents. Additionally, if necessary, update your beneficial ownership and principal shareholder disclosure.

The Recapitalization, page 3

2.   Disclose whether you have any current plans or intentions to issue shares in connection with your planned recapitalization.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Telecommunications